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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          US Industrial Services, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  90332T 10 6
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                                 (CUSIP Number)

                               Frank J. Fradella
                          US Industrial Services, Inc.
                                11850 Jones Road
                             Houston, Texas  77070
                          Telephone no. (281) 807-5033
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 23, 2001

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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 90332T 10 6                  13D                     PAGE 2 OF 9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Frank J. Fradella
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF, OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    2,002,651
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,002,651
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,002,651
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of US Industrial Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed by Frank J. Fradella, an individual who is the President and Chief Executive Officer of the Company ("Fradella").

     (b) The address of Fradella is 243 Evangeline Drive, Mandeville, Louisiana 70471.

     (c) Fradella's principal occupation is serving as President and Chief Executive Officer of the Company.

     (d) Fradella has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Fradella has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Fradella is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and the amount of funds or other consideration used by Fradella in obtaining the shares of the Common Stock he purchased, as described herein, is as follows:

     On December 21, 2000, Fradella entered into a Stock Purchase Agreement (the "2000 Purchase Agreement") with Deere Park Capital, L.L.C., an Illinois limited liability company ("Deere Park"), pursuant to which Fradella purchased 3,587,929 shares of Common Stock of the Company for an aggregate cash purchase price of $1,150,000. Fradella purchased 2,085,278 of such shares in his capacity as third party nominee for several unrelated investors who paid an aggregate of $668,332 for their shares.

     Fradella financed $300,000 of the purchase price for his shares ($481,480.90) with funds obtained from an individual unrelated to the Company. Pursuant to the unsecured promissory note issued by Fradella to such individual in connection with the financing, the entire principal amount plus interest at the rate of 7% per annum is due and payable on December 21, 2001. The remaining amount of the purchase price for Fradella's Common Stock was paid for out of Fradella's personal funds.

     The 2000 Purchase Agreement also provided for the grant of an option (the "Option") to Fradella to purchase an additional 3,337,929 shares of Common Stock from Deere Park, at a purchase price of



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$2,300,000, for a period of six months from December 21, 2000 subject to earlier termination in the event that (i) Fradella did not vote his shares with Deere Park on any matter concerning the Company or (ii) Fradella and any person designated by him as a director of the Company did not cast their votes as directors of the Company with the directors of the Company designated by Deere Park. In addition, the option would terminate prior to June 21, 2001 in the event that the Company acquired positive working capital in an amount equal to or greater than $2,300,000.

     On March 23, 2001, Fradella entered into a Stock Purchase Agreement (the "2001 Purchase Agreement") with Deere Park pursuant to which Fradella terminated the Option and acquired 3,337,929 shares of the Company's Common Stock (the "Additional Shares") from Deere Park for a purchase price of $1,150,000. $800,000 of this purchase price was paid by Fradella in cash, and the remaining $350,000 of this purchase price was paid by Fradella's issuance to Deere Park of a Secured Promissory Note (the "Note"), the entire principal amount, plus interest at the rate of 9% per annum, of which is due and payable in one installment on June 21, 2001. The Note is secured by a Hypothecation Agreement among Deere Park, Fradella and the Company (the "Hypothecation Agreement"), pursuant to which Fradella pledged 500,000 shares of the Company's Common Stock to Deere Park.

     Fradella purchased 1,837,929 of the Additional Shares in his capacity as third party nominee for certain individual investors with whom he had a pre-existing relationship but has no voting or other arrangements with respect to the Additional Shares. In addition, Fradella issued 1,000,000 of the Additional Shares to Leonard Feldman in consideration for his consulting services to Fradella in connection with the negotiation of the purchase and sale of the Additional Shares and other transactions.

ITEM 4.  PURPOSE OF TRANSACTION.

     Fradella acquired his 2,002,651 shares of Common Stock of the Company from Deere Park for the purpose of obtaining control of the Company. In connection with the 2000 Purchase Agreement, Fradella acquired the right to designate a fourth director of the Company, pursuant to which he designated Richard Lancaster as a director on January 26, 2001. Pursuant to the terms and conditions of the 2001 Purchase Agreement, Deere Park has caused Allen S. Gerrard and James A. Chatz to resign from the board of directors of the Company. Accordingly, the current members of the Company's board of directors are Fradella and Mr. Lancaster. Fradella currently has no plans to acquire additional equity in the Company, except his potential exercise of an option issued to him by the Company on October 3, 2000 in connection with his employment by the Company to purchase 250,000 shares, exercisable in increments of 50,000 shares on an annual basis commencing on October 3, 2001. Fradella currently has no plans to dispose of some or all of his shares of Common Stock.

     Except as set forth above, Fradella has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;



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     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any decision by Fradella in the future to take any such actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of shares of Common Stock reported owned by Fradella is based upon 8,763,982 shares outstanding, which is the total number of shares of Common Stock outstanding on December 31, 2000, as reported by the Company in its Form 10-QSB for the period ended December 31, 2000, filed with the Securities and Exchange Commission on February 21, 2001. Fradella beneficially owns 2,002,651 shares of Common Stock, representing approximately 22.9% of the number of issued and outstanding shares of Common Stock as of December 31, 2000.

     (b) Fradella has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

     (c) Other than the acquisition of the shares of Common Stock pursuant to the 2000 Purchase Agreement and the 2001 Purchase Agreement described in item 3 above, Fradella has not engaged in any transactions in the Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     As described in Item 3 of this Schedule 13D, the 2000 Purchase Agreement (attached hereto as Exhibit 1) sets forth certain agreements between Fradella and Deere Park which gave rise to Fradella's acquisition of certain of the shares of Common Stock beneficially owned by him, and the 2001 Purchase Agreement (attached hereto as Exhibit 2), together with the Note (attached hereto as Exhibit 3) and the Hypothecation Agreement (attached hereto as Exhibit
4) set forth certain agreements between Fradella and Deere Park with respect to the other shares of the Company's Common Stock beneficially owned by Fradella.

     Except as set forth in Item 3 of this Schedule 13D, Fradella has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.









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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   2000 Purchase Agreement

     2.   2001 Purchase Agreement

     3.   Note

     4.   Hypothecation Agreement















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001



                                                      Frank J. Fradella
                                             -----------------------------------
                                                      Frank J. Fradella








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                                  EXHIBIT INDEX

 Exhibit No.                Document

     1. Stock Purchase Agreement, dated December 21, 2000, between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of US Industrial Services, Inc. filed with the Securities and Exchange Commission on January 5, 2001).

     2. Stock Purchase Agreement, dated March 23, 2001, between Deere Park Capital, L.L.C. and Frank J. Fradella (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D of Deere Park Capital, LLC and Douglas Gerrard filed with the Securities and Exchange Commission on April 23, 2001).

     3.        Secured Promissory Note, dated March 23, 2001, issued by Frank J.
               Fradella to Deere Park Capital, L.L.C. (attached as Exhibit A to
               Exhibit 2 above).

     4.        Hypothecation Agreement, dated March 23, 2001, between Frank J.
               Fradella and Deere Park Capital, L.L.C. (attached as Exhibit B to
               Exhibit 2 above).